Exhibit 99.3

Certification Pursuant to Section 1350 of Chapter 63
of Title 18 of the United States Code

     I, M. Jerry Patava, the chief financial officer of Fairmont Hotels & Resorts Inc. (the “Corporation”), certify that (i) the report on Form 6-K for the month of November, 2003 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ M. Jerry Patava

M. Jerry Patava
Chief Financial Officer

November 6, 2003